Public Service Company of New Hampshire					Exhibit 12
Ratio of Earnings to Fixed Charges

(Thousands of Dollars)
	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings, as defined:
Net income	$111,397	$96,882	$100,267	$90,067	$65,570
Income tax expense	71,101	60,993	49,945	50,801	31,990
Equity in earnings of regional nuclear
generating companies	(12)	(8)	(7)	(23)	(50)
Dividends received from regional equity investees	42	-	-	80	220
Fixed charges, as below	47,318	52,769	52,111	54,721	51,227
Less: Interest capitalized (including AFUDC)	(500)	(1,579)	(7,064)	(6,621)	(3,138)
Total earnings, as defined	$229,346	$209,057	$195,252	$189,025	$145,819

Fixed charges, as defined:
Interest on long-term debt (a)	$44,370	$46,228	$36,832	$36,220	$33,045
Interest on rate reduction bonds	(154)	2,687	6,276	9,660	13,128
Other interest (b)	1,960	1,313	1,039	1,187	316
Rental interest factor	642	962	900	1,033	1,600
Interest capitalized (including AFUDC)	500	1,579	7,064	6,621	3,138
Total fixed charges, as defined	$47,318	$52,769	$52,111	$54,721	$51,227

Ratio of Earnings to Fixed Charges	4.85	3.96	3.75	3.45	2.85

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the years ended December 31, 2011, 2010 and 2009, other interest includes interest related to accounting for uncertain tax positions.